モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP

ITO & MITOMI

(REGISTERED ASSOCIATED OFFICES)

SAN FRANCISCO
LOS ANGELES
DENVER
PALO ALTO
WALNUT CREEK
SACRAMENTO
CENTURY CITY
ORANGE COUNTY
SAN DIEGO

NEW YORK
WASHINGTON, D.C.
NORTHERN VIRGINIA
LONDON
BRUSSELS
BEIJING
HONG KONG
SINGAPORE
TOKYO


02002641

January 17, 2002

Writer's Direct Dial Number
+81 3-3214-6522

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Semi-Annual Securities Report for the Period from April 1, 2001 to September 30, 2001 (the "Semi-Annual Securities Report"). The Company filed the Semi-Annual Securities Report with the Kanto Local Finance Bureau and the Tokyo Stock Exchange on December 13, 2001, pursuant to Article 24(1) of the Securities and Exchange Law of Japan. A brief description of the contents of the Semi-Annual Securities Report is attached hereto as Exhibit A.

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6522, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,



Samoa Watanabe

Enclosure

cc: Ms. Shimazu
Mr. Kitazume
Chuck Comey, Esq.

EXHIBIT A

Semi-Annual Securities Report for the Period from April 1, 2001 to September 30, 2001 (the "Semi-Annual Securities Report")

The Semi-Annual Securities Report includes the following information of Fujitsu Support and Service Inc. (the "Company") and its consolidated subsidiaries (together with the Company, the "Fsas Group") for the period from April 1, 2001 to September 30, 2001 (the "Interim Period"):

1. General Information, including an index of the Fsas Group's key financial information for the Interim Period and two previous terms, and employee information.

2. Business Overview, including a summary of the Fsas Group's business operations for the Interim Period, including separate summaries for the Information Technology Services segment and the Technical Support Services segment; a cash flow summary; information on customer orders and sales; the Fsas Group's future business objectives; and a summary of research and development activities.

3. Capitalization and Other Share or Company Information, including the Company's outstanding common stock and major shareholders, market price information on the Company's shares as traded on the Tokyo Stock Exchange; and changes in the positions of members of senior management of the Company.

4. Accounting Information, including audited financial statements for the Interim Period, including consolidated and non-consolidated interim balance sheets and statements of income and consolidated interim statements of retained earnings and interim statements of cash flow (as compared with prior dates and periods) and footnotes thereto; and Reports of Independent Certified Public Accountants on the financial statements for the Interim Period and prior periods.

5. Other Information, including a listing of other filings made by the Company to the Kanto Local Finance Bureau since the beginning of the Interim Period.